UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2015

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 12 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 0-52956

QUANTUM MATERIALS CORP.
(Exact name of Registrant as specified in its charter)

Nevada	**20-8195578**
(State of jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3055 Hunter Road, San Marcos, TX	**78666**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(214) 701-8779**

(Former address of principal executive offices, if changed since last report)	(Zip Code)

Securities registered pursuant to Section 12 (b) of the Act: **None**

Securities registered pursuant to Section 12 (g) of the Act: **Common Stock, $.001 Par Value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Check whether the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒. No ☐.

Indicate by check mark whether the Registrant has submitted electronically and posted on it's corporate Web site, if any, every Interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company as defined by Rule 12b-2 of the Exchange Act: smaller reporting company ☒.

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

As of December 31, 2014, of the 279,326,826 outstanding shares of common stock, the number of shares held by non-affiliates was approximately 238,250,000 shares with an aggregate market value of approximately $52,415,000 based upon the closing price of $0.22 of our common stock as of the close of business on December 31, 2014.

As of January 15, 2016, the issuer had 321,793,887 shares of common stock, $0.001 par value per share outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Not Applicable.

Explanatory Note

The Company hereby amends its Form 10-K to include footnote 18 in Item 8 of Part II. Footnote 18 includes restated quarterly information for the quarters ended December 31, 2014 and March 31, 2015.

Item 8. Financial Statements and Supplementary Data

NOTE 18 — RESTATEMENT OF UNAUDITED QUARTERLY FINANCIAL DATA

The Company identified certain errors in the Company's previously released financial information for the quarters ended December 31, 2014 and March 31, 2015. As a result of the identification of the issues, various accounting corrections to the previously reported financial information were recorded. Descriptions of the restatement adjustments recorded are as follows:

Convertible Debentures:

The Company identified certain errors in the accounting for convertible debentures: 1) erroneously recording a gain on settlement of a derivative liability associated with the conversion of a convertible debenture to additional paid-in capital in the quarter ended December 31, 2014, 2) improperly recorded accretion of debt discount related to conversion of convertible debentures in the quarters ended December 31, 2014 and March 31, 2015, 3) unrecorded beneficial conversion expense in the quarters ended December 31, 2014 and March 31, 2015, and 4) unrecorded convertible debt and the related discount in the quarters ended December 31, 2014 and March 31, 2015.

Stock-Based Compensation:

The Company identified certain errors in the accounting of stock-based compensation: 1) failing to record stock-based compensation expense related to consultants in the quarter ended December 31, 2014, and 2) improperly recording stock-based compensation expense for prepaid services by a consultant in the quarter ended December 31, 2014.

Other Adjustments:

During the quarter ended December 31, 2014, the Company failed to record a gain on the settlement of a lawsuit with a former employee. See Note 14.

During the quarter ended March 31, 2015, the Company failed to record a payment of restricted cash from the Company's escrow account to the provider of capital equipment.

During the three and six months ended December 31, 2014, the Company inadvertently transposed the basic and diluted weighted average shares outstanding.

The following selected quarterly data has been derived from the unaudited consolidated financial statements that, in the Company's opinion, reflect all adjustments necessary to fairly present the financial information when read in conjunction with the Consolidated Financial Statements and Notes. This selected quarterly information has been restated for, and as of the end of, the quarters ended December 31, 2014 and March 31, 2015 from previously reported information filed on Forms 10-Q, as a result of the restatement of the financial results as discussed above. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

The Company has not amended Quarterly Reports on Form 10-Q for the quarterly periods impacted by the restatement. The information that has been previously filed or otherwise reported for these periods is superseded by the information in this Form 10-K/A, and the financial statements and related financial information contained in such reports should no longer be relied upon.

QUANTUM MATERIALS CORP.
CONSOLIDATED BALANCE SHEET

	December 31, 2014				
		Adjustments			
	As Reported	Convertible Debentures	Stock-Based Compensation	Other	Restated
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	$ 98,457	$ —	$ —	$ (445)	$ 98,012
Restricted cash	—	—	—	445	445
Prepaid expenses and other current assets	—	—	300,000	—	300,000
TOTAL CURRENT ASSETS	98,457	—	300,000	—	398,457
PROPERTY AND EQUIPMENT, net	332,774	—	—	—	332,774
LICENSES AND PATENTS, net	175,310	—	—	—	175,310
TOTAL ASSETS	$ 606,541	$ —	$ 300,000	$ —	$ 906,541
LIABILITIES AND STOCKHOLDERS' DEFICIT					
CURRENT LIABILITIES					
Accounts payable and accrued expenses	$ 134,800	$ —	$ —	$ —	$ 134,800
Accrued salaries	456,306	—	—	—	456,306
Derivative liabilities	—	—	—	—	—
Current portion of convertible debentures	—	—	—	—	—
Other payables	899	—	—	—	899
TOTAL CURRENT LIABILITIES	592,005	—	—	—	592,005
CONVERTIBLE DEBENTURE, net of current portion and unamortized discount	348,215	75,050	—	—	423,265
TOTAL LIABILITIES	940,220	75,050	—	—	1,015,270
COMMITMENTS AND CONTINGENCIES					
STOCKHOLDERS' DEFICIT					
Common Stock	279,328	—	—	(2,600)	276,728
Additional paid-in capital	22,337,563	(1,117,258)	97,233	(179,400)	21,138,138
Accumulated deficit	(22,950,570)	1,042,208	202,767	182,000	(21,523,595)
TOTAL STOCKHOLDERS' DEFICIT	(333,679)	(75,050)	300,000	—	(108,729)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 606,541	$ —	$ 300,000	$ —	$ 906,541

QUANTUM MATERIALS CORP.
CONSOLIDATED BALANCE SHEET

	As Reported	Convertible Debentures	Stock-Based Compensation	Other	Restated
		March 31, 2015			
		Adjustments			
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	$ 19,439	$ —	$ —	$ 445	$ 19,884
Restricted cash	—	500,000	—	(435,753)	64,247
Prepaid expenses and other current assets	—	—	282,500	—	282,500
TOTAL CURRENT ASSETS	19,439	500,000	282,500	(435,308)	366,631
PROPERTY AND EQUIPMENT, net	324,419	—	—	427,232	751,651
LICENSES AND PATENTS, net	165,673	—	—	—	165,673
TOTAL ASSETS	$ 509,531	$ 500,000	$ 282,500	$ (8,076)	$ 1,283,955
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY					
CURRENT LIABILITIES					
Accounts payable and accrued expenses	$ 131,800	$ —	$ —	$ —	$ 131,800
Accrued salaries	506,563	—	—	—	506,563
Derivative liabilities	—	—	—	—	—
Current portion of convertible debentures	125,050	(125,050)	—	—	—
Other payables	899	—	—	—	899
TOTAL CURRENT LIABILITIES	764,312	(125,050)	—	—	639,262
CONVERTIBLE DEBENTURE, net of current portion and unamortized discount	—	317,483	—	—	317,483
TOTAL LIABILITIES	764,312	192,433	—	—	956,745
COMMITMENTS AND CONTINGENCIES					
STOCKHOLDERS' (DEFICIT) EQUITY					
Common Stock	292,084	—	—	(2,600)	289,484
Additional paid-in capital	23,173,966	(460,713)	149,014	(169,066)	22,693,201
Accumulated deficit	(23,720,831)	768,280	133,486	163,590	(22,655,475)
TOTAL STOCKHOLDERS' (DEFICIT) EQUITY	(254,781)	307,567	282,500	(8,076)	327,210
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 509,531	$ 500,000	$ 282,500	$ (8,076)	$ 1,283,955

QUANTUM MATERIALS CORP.
CONSOLIDATED STATEMENT OF OPERATIONS

	As Reported	Three Months Ended December 31, 2014			Restated
		Adjustments			
		Convertible Debentures	Stock-Based Compensation	Other	
OPERATING EXPENSES					
General and administrative	$ 1,515,185	$ —	$ (202,767)	$ —	$ 1,312,418
Research and development	16,271	—	—	—	16,271
TOTAL OPERATING EXPENSES	1,531,456	—	(202,767)	—	1,328,689
LOSS FROM OPERATIONS	(1,531,456)	—	202,767	—	(1,328,689)
OTHER (INCOME) EXPENSE					
Change in fair value of derivative liabilities	(16,123)	(1,291,667)	—	—	(1,307,790)
Gain on settlement	(364,129)	—	—	(182,000)	(546,129)
Beneficial conversion expense	—	58,333	—	—	58,333
Interest expense, net	13,100	—	—	—	13,100
Accretion of debt discount	15,336	191,126	—	—	206,462
TOTAL OTHER INCOME	(351,816)	(1,042,208)	—	(182,000)	(1,576,024)
NET (LOSS) INCOME	$ (1,179,640)	$ 1,042,208	$ 202,767	$ 182,000	$ 247,335
LOSS PER COMMON SHARE					
Basic and Diluted	$ (0.00)	$ 0.00	$ 0.00	$ 0.00	$ 0.00
WEIGHTED AVERAGE SHARES OUTSTANDING					
Basic and Diluted	263,040,224				268,188,500

QUANTUM MATERIALS CORP.
CONSOLIDATED STATEMENT OF OPERATIONS

| | | Six Months Ended December 31, 2014 | | | |
| | | | Adjustments | | |
	As Reported	Convertible Debentures	Stock-Based Compensation	Other	Restated
OPERATING EXPENSES					
General and administrative	$ 1,946,317	$ —	$ (202,767)	$ —	$ 1,743,550
Research and development	47,662	—	—	—	47,662
TOTAL OPERATING EXPENSES	1,993,979	—	(202,767)	—	1,791,212
LOSS FROM OPERATIONS	(1,993,979)	—	202,767	—	(1,791,212)
OTHER (INCOME) EXPENSE					
Change in fair value of derivative liabilities	(579,670)	(1,291,667)	—	—	(1,871,337)
Gain on settlement	(364,129)	—	—	(182,000)	(546,129)
Beneficial conversion expense	171,976	58,333	—	—	230,309
Interest expense, net	25,838	—	—	—	25,838
Accretion of debt discount	27,284	191,126	—	—	218,410
TOTAL OTHER INCOME	(718,701)	(1,042,208)	—	(182,000)	(1,942,909)
NET (LOSS) INCOME	$ (1,275,278)	$ 1,042,208	$ 202,767	$ 182,000	$ 151,697
LOSS PER COMMON SHARE					
Basic and Diluted	$ (0.00)	$ 0.00	$ 0.00	$ 0.00	$ 0.00
WEIGHTED AVERAGE SHARES OUTSTANDING					
Basic and Diluted	268,471,108				262,898,920

QUANTUM MATERIALS CORP.
CONSOLIDATED STATEMENT OF OPERATIONS

		As Reported	Convertible Debentures	Stock-Based Compensation	Other	Restated
				Three Months Ended March 31, 2015		
				Adjustments		
OPERATING EXPENSES						
General and administrative	$	738,928	$ —	$ 69,281	$ —	$ 808,209
Research and development		12,571	—	—	—	12,571
TOTAL OPERATING EXPENSES		751,499	—	69,281	—	820,780
LOSS FROM OPERATIONS		(751,499)	—	(69,281)	—	(820,780)
OTHER EXPENSE						
Change in fair value of derivative liabilities		—	—	—	—	—
Gain on settlement		—	—	—	—	—
Beneficial conversion expense		—	197,728	—	—	197,728
Interest expense, net		18,762	—	—	3,076	21,838
Accretion of debt discount		—	92,323	—	—	92,323
TOTAL OTHER EXPENSE		18,762	290,051	—	3,076	311,889
NET LOSS	$	(770,261)	$ (290,051)	$ (69,281)	$ (3,076)	$ (1,132,669)
LOSS PER COMMON SHARE						
Basic and Diluted	$	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
WEIGHTED AVERAGE SHARES OUTSTANDING						
Basic and Diluted		284,126,245				281,526,245

8

QUANTUM MATERIALS CORP.
CONSOLIDATED STATEMENT OF OPERATIONS

| | | Nine Months Ended March 31, 2015 | | | |
| | | Adjustments | | | |
	As Reported	Convertible Debentures	Stock-Based Compensation	Other	Restated
OPERATING EXPENSES					
General and administrative	$ 2,684,458	$ —	$ (133,486)	$ —	$ 2,550,972
Research and development	60,233	—	—	—	60,233
TOTAL OPERATING EXPENSES	2,744,691	—	(133,486)	—	2,611,205
LOSS FROM OPERATIONS	(2,744,691)	—	133,486	—	(2,611,205)
OTHER (INCOME) EXPENSE					
Change in fair value of derivative liabilities	(563,547)	(1,307,790)	—	—	(1,871,337)
Gain on settlement	(364,129)	—	—	(182,000)	(546,129)
Beneficial conversion expense	171,976	256,061	—	—	428,037
Interest expense, net	29,264	—	—	18,410	47,674
Accretion of debt discount	27,284	283,449	—	—	310,733
TOTAL OTHER INCOME	(699,152)	(768,280)	—	(163,590)	(1,631,022)
NET (LOSS) INCOME	$ (2,045,539)	$ 768,280	$ 133,486	$ 163,590	$ (980,183)
LOSS PER COMMON SHARE					
Basic and Diluted	$ (0.01)	$ 0.00	$ 0.00	$ 0.00	$ (0.00)
WEIGHTED AVERAGE SHARES OUTSTANDING					
Basic and Diluted	270,852,218				269,903,313

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements

The following documents are filed under "*Item 8. Financial Statements and Supplementary Data*" and are included as part of this Form 10-K as the consolidated financial statements of the Company for the years ended June 30, 2015 and 2014:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholders' Equity (Deficit)
Notes to Consolidated Financial Statements

(b) Financial Statement Schedules:

Schedule II - Valuation and Qualifying Accounts

For the year ended	Balance at beginning of period	Additions		Deductions	Balance at end of period
		Charged to costs and expenses	Charged to other accounts		
June 30, 2014					
Valuation allowance on deferred tax assets	$ 5,850,130	$ 1,391,737	$ —	$ —	$ 7,241,867
June 30, 2015					
Valuation allowance on deferred tax assets	$ 7,241,867	$ 1,143,328	$ —	$ —	$ 8,385,195

All other financial schedules are not required under the related instructions, or are inapplicable and therefore have been omitted.

(c) Exhibits

The following exhibits are all previously filed in connection with our Form 8-K filed November 10, 2008, unless otherwise noted.

2.1   Agreement and Plan of Merger and Reorganization, dated as of October 15, 2008, by and among Quantum Materials Corp., Solterra Renewable Technologies, Inc., the shareholders of Solterra and Greg Chapman, as Indemnitor.

3.1   Articles of Incorporation. (Incorporated by reference to Form SB-2 Registration Statement filed October 5, 2007)

3.2   2010 Amendment to Articles of Incorporation. (Incorporated by reference to the Form 10-K filed for the fiscal year ended June 30, 2014 filed on September 29, 2014)

3.3   2013 Amendment to Articles of Incorporation. (Incorporated by reference to the Form 10-K filed for the fiscal year ended June 30, 2014 filed on September 29, 2014)

3.4   Bylaws. (Incorporated by reference to Form SB-2 Registration Statement filed October 5, 2007)

4.1   Form of Securities Purchase Agreement dated as of November 4, 2008.

4.2   Form of Security Agreement dated November 4, 2008.

4.3   Form of Subsidiary Guarantee dated November 4, 2008.

4.4   Form of Stock Pledge Agreement dated November 4, 2008.

4.5   Form of Debenture— MKM Opportunity Master Fund, Ltd.

4.6	Form of Debenture.— MKM SP1, LLC
4.7	Form of Debenture— Steven Posner Irrevocable Trust u/t/a Dated 06/17/65.
4.8	Form of Escrow Agreement
4.9	Form of Amended Waiver and Consent.
4.10	Form of Registration Rights Agreement.
4.11	Standstill Agreement dated June 1, 2009. (Incorporated by reference to Form 8-K filed June 9, 2009)
4.12	Amended Standstill Agreement dated June 1, 2009. (Incorporated by reference to Form 10-K filed for the year ended June 30, 2009.)
4.13	Extension of Standstill Agreement dated October 29, 2009. (Incorporated by reference to Form 10-K filed for the year ended June 30, 2009.)
4.14	Form of Securities Purchase Agreement dated January 31, 2014
4.15	Form of Debenture issued on January 31, 2014
10.1	License Agreement by and between William Marsh Rice University and Solterra Renewable Technologies, Inc. dated August 20, 2008.
10.2	Letter dated October 2, 2008 from Rice University amending the License Agreement contained in Exhibit 10.1
10.3	Agreement with Arizona State University executed by ASU on October 8, 2008 and executed by Solterra on September 18, 2008.
10.4	Letters dated November 5, 2009 and November 5, 2009 amending Rice University Agreement. (Incorporated by reference to Form 10-K filed for the year ended June 30, 2009.)
10.5	Consulting Agreement between Steven Posner, Oceanus Capital and The issuer. (Incorporated by reference to Form 10-K filed for the year ended June 30, 2009.)
10.6	Consulting Agreement between Sound Capital Inc. and the issuer dated November 12, 2009 (Incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2009)
10.7	License Agreement between The University of Arizona and the issuer dated July 2009. (Incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2009).
10.8	Letter dated December 16, 2010 from Rice University amending the License Agreement contained in Exhibit 10.1 (Incorporated by reference to the Registrant's Form 10-K for its fiscal year ended June 30, 2010.)
10.9	Amendment to Exclusive Patent License Agreement between University of Arizona and Solterra Renewable Technologies (i.e. amendment to exhibit 10.7). (Incorporated by reference to the Registrant's Form 10-K for its fiscal year ended June 30, 2010 filed on February 14, 2011.)
10.10	Amended License Agreement by and between William Marsh Rice University and Solterra Renewable Technologies, Inc. (Incorporated by reference to Form 8-K dated September 19, 2013)
10.11	License Agreement by and between William Marsh Rice University and Quantum Materials Corp. (Incorporated by reference to Form 8-K dated September 19, 2013)
10.12	Second Amendment to Issuer's Agreement with University of Arizona. (Incorporated by reference to Form 10-K for the fiscal year ended June 30, 2012)

10.13	Employment Agreement — Stephen Squires. (Incorporated by reference to Form 8-K filed January 23, 2013)
10.14	Employment Agreement — David Doderer (Incorporated by reference to Form 8-K filed January 23, 2013)
10.15	Employment Agreement — Craig Lindberg (Incorporated by reference to Form 8-K filed June 17, 2015)
23.1	Consent of Independent Registered Public Accounting Firm (Incorporated by reference to the Form 10-K filed for the fiscal year ended June 30, 2015 filed on October 13, 2015)
31(a)	Rule 13a-14(a) Certification — Principal Executive Officer *
31(b)	Rule 13a-14(a) Certification — Principal Financial Officer *
32(a)	Section 1350 Certification — Principal Executive Officer *
32(b)	Section 1350 Certification — Principal Financial Officer *
99.1	2009 Employee Benefit and Consulting Services Compensation Plan (Incorporated by reference to the Form 10-K filed for the fiscal year ended June 30, 2014 filed on September 29, 2014)
99.2	2013 Employee Benefit and Consulting Services Compensation Plan (Incorporated by reference to the Form 10-K filed for the fiscal year ended June 30, 2014 filed on September 29, 2014)
101.INS	XBRL Instance Document *
101.SCH	Document, XBRL Taxonomy Extension *
101.CAL	Calculation Linkbase, XBRL Taxonomy Extension Definition *
101.DEF	Linkbase, XBRL Taxonomy Extension Labels *
101.LAB	Linkbase, XBRL Taxonomy Extension *
101.PRE	Presentation Linkbase *

---

* Filed herewith.

SIGNATURES

Pursuant to the requirements Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM MATERIALS CORP.

Date: January   , 2016

By: /s/ Stephen Squires
        Name: Stephen Squires
        Title: President and Principal Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Stephen Squires Stephen Squires	Title: President , Principal Executive Officer and Director	Date: January , 2016
/s/ Craig Lindberg Craig Lindberg	Title: Principal Financial Officer	Date: January , 2016
/s/ Daniel Carlson Daniel Carlson	Title: Director	Date: January , 2016
/s/ Dr. Ghassan E. Jabbour Dr. Ghassan E. Jabbour	Title: Chief Science Officer; Director	Date: January , 2016
/s/ David Doderer David Doderer	Title: VP Research and Development; Director	Date: January , 2016
/s/ Ray Martin Ray Martin	Title: Director	Date: January , 2016

Stephen Squires, Dr. Ghassan E. Jabbour, David Doderer, Daniel Carlson and Ray Martin represent all the current members of the Board of Directors.

13

Exhibit 31(a)

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Stephen Squires, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Quantum Materials Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer (if any) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ STEPHEN SQUIRES
Stephen Squires, Principal Executive Officer
January 20, 2016

Exhibit 31(b)

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Craig Lindberg, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Quantum Materials Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer (if any) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/CRAIG LINDBERG
Craig Lindberg, Principal Financial Officer
January 20, 2016

Exhibit 32(a)

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18U.S.C. SECTION 1350

In connection with the Annual Report of Quantum Materials Corp. (the "Company") on Form 10-K/A for the fiscal year ending June 30, 2015 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen Squires, Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ **STEPHEN SQUIRES**
Stephen Squires
Principal Executive Officer
January 20, 2016

Exhibit 32(b)

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18U.S.C. SECTION 1350**

In connection with the Annual Report of Quantum Materials Corp. (the "Company") on Form 10-K/A for the fiscal year ending June 30, 2015 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Craig Lindberg, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ **CRAIG LINDBERG**
      Craig Lindberg
      Principal Financial Officer
      January 20, 2016